Exhibit 99.2
Country Style Cooking Restaurant Chain Announces Addition to Senior Management Team
Appointment of Industry Veteran Mr. Caimin Zhong as President
Chongqing, China, May 18, 2011—Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced the appointment of Mr. Caimin Zhong as President, effective June 1, 2011.
Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “Mr. Zhong has extensive experience in the restaurant chain industry, having previously served in such industry leadership positions as the head of training and operational development for North Asia at McDonald’s China operations. We are thrilled to have him join our management team. With his experience and proven track record in chain restaurant leadership and execution, Mr. Zhong will strengthen our team and lead our ongoing business development efforts.”
Mr. Zhong added, “I greatly look forward to my new responsibilities. Having been with the Company on its board of directors since its IPO, I am excited by the prospect of taking on the role of president. I share the vision of the Company’s board of directors in aiming to make Country Style Cooking the number one quick service restaurant brand in China.”
Mr. Zhong entered the restaurant chain industry in 1990 when he joined McDonald’s. From 1990 to 1999, he assumed increasing levels of responsibility in developing McDonald’s northern China business. From 1999 to 2003, Mr. Zhong led McDonald’s training and operational advancements as the head of training and operations development in the Greater China area. In 2003, Mr. Zhong founded Beijing Huangjihuang Food Management Co., Ltd., where he served as general manager until 2005. Since 2005, Mr. Zhong has been teaching restaurant chain operations in MBA and Executive MBA programs at Tsinghua University School of Continuing Education and Peking University Research Institute of Private Economy. Mr. Zhong has served as director at Country Style Cooking since September 27, 2010.
About Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.
Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about Country Style Cooking’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including: the risks as outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Country Style Cooking hereby cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Country Style Cooking does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
Contact:
Country Style Cooking Restaurant Chain Co., Ltd
Roy Rong
Chief Financial Officer
Phone: +86-23-8866-8866
Email: ir@csc100.com
ICR Inc.
Bill Zima
Phone: +86-10-6583-7511 or +1-646-328-2520
E-mail: bill.zima@icrinc.com